UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 14, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        KPN sells stake in Xantic, dated February 14, 2006;

Press release

Date
14 February 2006
Number
KPN sells stake in Xantic	010pe

As per 14 February 2006, KPN and Telstra have transferred their total holdings in Xantic B.V. to the Canadian Stratos Global Corporation. KPN had a 65% stake in Xantic, which specializes in global mobile satellite communications, with Telstra of Australia owning the remaining 35%. The consideration is USD 191.3 million in cash. Xantic was no longer considered as being part of KPN’s core activities. The transaction will result in a book gain for KPN of approximately EUR 65 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 15, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel